UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____.

Commission File Number: 1-6453

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
(title of plan)

NATIONAL SEMICONDUCTOR CORPORATION
(issuer of securities held pursuant to the plan)

DELAWARE	95-2095071
(State of incorporation)	(I.R.S. Employer Identification Number)

2900 Semiconductor Drive, P.O. Box 58090
Santa Clara, California 95052-8090
(Address of principal executive offices)

Issuer's telephone number, including area code: (408) 721-5000

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM

INDEX

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM

REQUIRED INFORMATION

Items 1-3

National Semiconductor Corporation Retirement and Savings Program Financial Statements and Supplemental Schedules for the years ended December 31, 2006 and December 31, 2005, together with Independent Auditor's Report prepared in accordance with the financial reporting requirements of ERISA.

NATIONAL SEMICONDUCTOR CORPORATION

RETIREMENT AND SAVINGS PROGRAM

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULE

TOGETHER WITH REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2006 AND 2005

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM

TABLE OF CONTENTS

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee
National Semiconductor Corporation
Retirement and Savings Program

We have audited the accompanying Statements of Net Assets Available for Benefits of the **National Semiconductor Corporation Retirement and Savings Program** (the Program), as of December 31, 2006 and 2005, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Program's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Program's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morris, Davis & Chan LLP

Oakland, California
June 20, 2007

1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032

Offices in San Francisco, California and Charlotte, North Carolina

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
Assets		
Investments, at Fair Value:		
Common Stock - National Semiconductor Corporation	$ 102,876,377	$ 130,133,171
Mutual Funds	817,106,727	719,802,218
Participant Loans	11,054,172	11,433,908
Noninterest-Bearing Cash	998,008	1,445,883
Receivables:		
Participant Contributions	-	189,290
Employer Contributions	1,380,414	1,429,800
Investment Income	745,411	463,214
Total Assets	934,161,109	864,897,484
Liabilities		
Payable for Investments Purchased	142,667	3,074,737
Total Liabilities	142,667	3,074,737
NET ASSETS AVAILABLE FOR BENEFITS	$ 934,018,442	$ 861,822,747

The accompanying notes are an integral part of the financial statements.

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Additions to Net Assets Attributed to:		
Income from Investments:		
Net Realized and Unrealized Appreciation in Fair Value of Investments	$ 18,940,362	$ 76,132,465
Dividends	58,523,916	28,338,536
Interest	529,819	464,744
	77,994,097	104,935,745
Contributions:		
Participants	30,334,651	28,226,518
Employer	17,011,829	16,991,274
	47,346,480	45,217,792
Total Additions	125,340,577	150,153,537
Deductions from Net Assets Attributed to:		
Benefit Distributions	53,083,584	53,169,322
Administrative Expenses	61,298	48,777
Total Deductions	53,144,882	53,218,099
Net Increase	72,195,695	96,935,438
NET ASSETS AVAILABLE FOR BENEFITS		
BEGINNING OF YEAR	861,822,747	764,887,309
END OF YEAR	$ 934,018,442	$ 861,822,747

The accompanying notes are an integral part of the financial statements.

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

(1) Description of the Program

The following description of the **National Semiconductor Retirement and Savings Program** (the Program) provides only general information. For a complete description of the Program's provisions, participants should refer to the Program document.

General
The Program is a defined contribution plan sponsored by National Semiconductor Corporation (the Company or NSC as the Program Sponsor). The Program is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Program is administered by the Administrative Committee. Fidelity Management Trust Company is the trustee of the Program. Fidelity Investments serves as the recordkeeper.

Trust Fund
A trust fund (the Trust) was created under terms of an agreement between the Company and Fidelity Management Trust Company. The Trust comprises all of the cash and stock contributions to the Program, the investment of such contributions, any resulting earnings, losses, appreciation, and depreciation, less payments made to participants. Under the agreement, the cash contributions are used to purchase mutual funds issued by Fidelity Investments and other mutual fund companies. A NSC Stock Fund accounts for employee and employer cash contributions used in purchasing NSC Common Stock, as well as NSC Common Stock employer contributions.

Contributions
Participants may elect to contribute to the Program any whole percentage of eligible compensation up to a maximum of 30%. Contributions made by participants are subject to a maximum tax-deferred total of $15,000 and $14,000 for participants under age 50, and $20,000 and $18,000 for participants age 50 and over, for calendar years 2006 and 2005, respectively.

The Company's annual matching contribution is 150%, or any other percentage as the Board may determine for any given Program year or years, of the participants' elected contribution made as of any given pay date that are not in excess of 4% of such participant's eligible compensation for such pay date.

(1) Description of the Program (Continued)

Contributions (Continued)
The percentage and maximum amount the Company contributes is determined by the Board of Directors. The Company contributed $17,011,829 and $16,991,274 for the years ended December 31, 2006 and 2005, respectively.

The Company ceased all profit sharing contributions to the Program following the end of its 2004 fiscal year. All participants with balance in the Profit Sharing Account continue to vest according to the Program's rules.

The total additions credited to a participant's accounts in a given year shall not exceed the lesser of 100% of the participant's W-2 compensation for the year or $44,000 and $42,000 for calendar years 2006 and 2005, respectively, as adjusted for increases in the cost of living.

Participant Accounts
Each participant's account is credited with the participant's contributions and an allocation of (a) the Company's contributions and forfeitures of terminated participants' non-vested accounts and (b) unrealized gains/losses as of each Program year end. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are vested immediately on their contributions plus actual earnings thereon. Participants are also immediately vested in the Company's matching contributions at the time contribution is made.

Company's profit sharing contributions vest to participants over a 7 year period, 20% after 3 years of service and 20% annual increments for each additional year of service through year 7 with full vesting occurring upon completion of the 7th year.

Participant Loans
Participants may borrow the lesser of 50% of their total vested Retirement and Savings Program account balances or $50,000, with other limitations as described in the Program document. Interest rates are set on the first business day of the month, and are based on the prime rate quoted in the Wall Street Journal less 1%. Repayment terms are generally up to 5 years, and may be extended to 10 years for

(1) Description of the Program (Continued)

Participant Loans (Continued)
residential loans. Repayment of loans generally is made through payroll deductions. In the event a participant is laid off, on an authorized leave of absence, is for an reason not receiving a paycheck, or is separated from service, such participant shall make direct monthly payments on any loan outstanding. In the event payment is not received by 90 days after the due date, the loan will be in default. Any unpaid balances considered in default are converted to distributions at the time the default occurs.

Payment of Benefits
The Program provides for distribution of benefits in the event of termination based on vesting schedules, as discussed above. Participants who terminate for reasons of normal retirement at age 65, death, or disability become 100% vested regardless of years of service. Early retirement requires the participant to be age 55 or older provided that the sum of the participant's age plus years of service equals or exceeds 65.

(2) Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Program are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires the Program management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.

Investment Valuation and Income Recognition
Investments are stated at fair market value as determined by quoted prices. Investment transactions are accounted for on the date the securities are purchased or sold (trade date). The difference between fair value and cost of investments held and net realized gain or loss on sale of investments (difference between the proceeds received and the amortized cost of investments sold) is reflected in the Statement of Changes in Net Assets Available for Benefits as net realized and unrealized appreciation in fair value of investments. Dividends are recorded on the ex-dividend date. Interest income is accrued as earned.

(2) Summary of Significant Accounting Policies (Continued)

Payment of Benefits
Benefit distributions are recorded when paid.

Administrative Expenses
Certain investment expenses related to mutual funds and recordkeeping fees are charged to participants investing in those funds. Other fees and administrative expenses of the Program are paid by the Company.

(3) Investments

Participants may direct the investment of their account balances into the following funds offered through Fidelity as the Program Trustee: Fidelity Retirement Money Market Portfolio, Fidelity Intermediate Bond Fund, Fidelity Growth & Income Portfolio, Fidelity Puritan Fund, Fidelity Contrafund, Spartan U.S. Equity Index Fund, Fidelity Low-Priced Stock Fund, American Funds Euro-Pacific Growth Fund R5, MSI US Large Cap Growth Portfolio A, Montag & Caldwell Balanced Fund I, Janus Enterprise Fund, RS Emerging Growth Fund, Dodge & Cox Stock Fund, Dodge & Cox International Stock Fund, Lord Abbett Mid-Cap Value Fund Y, Harbor Small-Cap Value Fund, Western Asset Core Plus Bond Fund, and NSC Stock Fund.

Investments that represents 5% or more of the Program's net assets available for benefits at December 31, 2006 and 2005, are summarized as follows:

	2006	2005
Fidelity Retirement Money Market Portfolio	$ 99,161,839	$ 90,615,727
Fidelity Puritan Fund	142,255,208	132,647,675
Fidelity Contrafund	216,972,861	201,959,457
Fidelity Low-Priced Stock Fund	62,622,513	58,642,968
American Funds Euro-Pacific Growth Fund R5	53,231,623	*
Dodge & Cox Stock Fund	56,888,032	*
National Semiconductor Corporation Common Stock	102,876,377	130,133,171

* Investment was below 5% of the Program's net assets available for benefits at December 31, 2005.

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

(3) Investments (Continued)

The Program's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value by $18,940,362 and $76,132,465 for the years ended December 31, 2006 and 2005, respectively, as follows:

	2006	2005
Fidelity Intermediate Bond Fund	$ (143,760)	$ (905,876)
Fidelity Growth & Income Portfolio	(2,733,545)	(3,688,243)
Fidelity Puritan Fund	8,820,409	(1,600,767)
Fidelity Contrafund	1,727,472	24,441,801
Spartan U.S. Equity Index Fund	2,853,916	655,291
Fidelity Low-Priced Stock Fund	4,234,041	789,860
American Funds Euro-Pacific Growth Fund R5	5,088,277	4,073,297
MSI US Large Cap Growth Portfolio A	357,501	1,324,000
Montag & Caldwell Balanced Fund I	28,177	(5,581)
Janus Enterprise Fund	1,505,856	1,124,158
RS Emerging Growth Fund	759,153	(68,901)
Dodge & Cox Stock Fund	4,852,467	1,791,303
Dodge & Cox International Stock Fund	2,148,984	-
Lord Abbett Mid-Cap Value Fund Y	(41,371)	(61,491)
Harbor Small-Cap Value Fund	1,239,384	504,351
Western Asset Core Plus Bond Fund	77,253	-
National Semiconductor Corporation Common Stock	(11,833,852)	47,759,263
	$ 18,940,362	$ 76,132,465

(4) Related Party Transactions

Certain Program investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the recordkeeper as defined by the Program and, therefore these transactions qualify as party-in-interest transactions.

For the years ended December 31, 2006 and 2005, the Program received dividend income of $594,770 and $479,686, respectively, on shares of NSC Common Stock held by the Program. At December 31, 2006 and 2005, the Program also had a dividend receivable of $178,043 and $153,936, respectively, on shares of NSC Common Stock held by the Program.

(5) Program Termination

The Company has established the Program with the bona fide intention and expectation that it will continue indefinitely and the Company will be able to make its contributions indefinitely. However, the Company is under no obligation to continue its contributions or maintain the Program for any given length of time and may, at its sole and absolute discretion, completely discontinue its contributions or terminate the Program at any time without liability. In the event of termination of the Program or complete discontinuance of contributions, the full value of the accounts of all participants shall become fully vested and nonforfeitable.

In the event of partial termination of the Program, the full value of the accounts of the participants involved in the partial termination shall become fully vested and nonforfeitable.

(6) Federal Income Taxes

The Program obtained its latest determination letter on August 8, 2003, in which the Internal Revenue Service stated that the Program, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Program has been amended since receiving the determination letter. However, the Program Administrator and the Program's tax counsel believe that the Program, as amended, is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included the Program's financial statements.

(7) Risks and Uncertainties

The Program invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

NATIONAL SEMICONDUCTOR CORPORATION
RETIREMENT AND SAVINGS PROGRAM
EIN 95-2095071 PLAN NO. 001
SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity Investments	Retirement Money Market Portfolio	$ 99,161,839	$ 99,161,839
*	Fidelity Investments	Intermediate Bond Fund	39,929,254	39,771,294
*	Fidelity Investments	Growth & Income Portfolio	39,956,458	34,663,610
*	Fidelity Investments	Puritan Fund	130,842,874	142,255,208
*	Fidelity Investments	Contrafund	172,011,985	216,972,861
*	Fidelity Investments	Spartan U.S. Equity Index Fund	19,962,056	24,016,579
*	Fidelity Investments	Low-Priced Stock Fund	47,534,756	62,622,513
	American Funds	Euro-Pacific Growth Fund R5	40,034,204	53,231,623
	Morgan Stanley Investment Management, Inc.	US Large Cap Growth Portfolio A	7,608,697	10,336,496
	Montag & Caldwell, Inc.	Balanced Fund I	932,009	989,042
	Janus Funds	Enterprise Fund	11,273,651	13,282,130
	RS Investment Management, Inc.	Emerging Growth Fund	8,141,978	9,017,599
	Dodge & Cox	Stock Fund	49,190,341	56,888,032
	Dodge & Cox	International Stock Fund	22,296,580	24,357,974
	Lord Abbett	Mid-Cap Value Fund Y	9,370,758	9,702,908
	Harbor Capital Advisors, Inc.	Small-Cap Value Fund	14,084,009	15,208,459
	Western Asset Core	Plus Bond Fund	4,551,538	4,628,560
*	National Semiconductor Corporation	Common Stock	80,159,875	102,876,377
*	*Participant Loans*	3.00% to 8.50%	-	11,054,172

* Represents Parties-In-Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

National Semiconductor Corporation
Retirement and Savings Program

Date: June 22, 2007

Edward J. Sweeney
Chairman, Administrative Committee
of the National Semiconductor
Corporation Retirement and Savings
Program

INDEX TO EXHIBITS

Designation	Description of Exhibit
1.0	Consent of Independent Auditors

MORRIS, DAVIS & CHAN LLP
Certified Public Accountants

EXHIBIT 1.0

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement number 33-48943 on Form S-8 of the National Semiconductor Corporation filed with the Securities and Exchange Commission, pertaining to the Retirement and Savings Program of National Semiconductor Corporation of our report dated June 20, 2007, with respect to the financial statements and supplemental schedule included in the Annual Report on Form 11-K of the National Semiconductor Corporation Retirement and Savings Program as of December 31, 2006 and for the year then ended.

Morris, Davis & Chan LLP
Oakland, California
June 20, 2007

END

1111 Broadway, Suite 1505 • Oakland, California 94607 • (510) 250-1000 • Fax (510) 250-1032
Offices in San Francisco, California and Charlotte, North Carolina